UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Jiang Liwei

PW Medtech Group Limited

1002–1003, Block C, Focus Square

No. 6 Futong East Avenue

Wangjing, Chaoyang District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. PW Medtech Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,521,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,521,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,521,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 27,609,341 Ordinary Shares issued and outstanding as of October 11, 2017 as provided in Exhibit 99.2 to the Issuer’s Form 6-K filed on October 13, 2017 and an additional 5,521,000 Ordinary Shares issued to PWM pursuant to the Share Exchange Agreement (as defined below).

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CUSIP No. G21515104

1.	Names of Reporting Persons. Cross Mark Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,925,454 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,925,454 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,454 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 27,609,341 Ordinary Shares issued and outstanding as of October 11, 2017 as provided in Exhibit 99.2 to the Issuer’s Form 6-K filed on October 13, 2017 and an additional 5,521,000 Ordinary Shares issued to PWM pursuant to the Share Exchange Agreement.

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CUSIP No. G21515104

1.	Names of Reporting Persons. Liu Yufeng
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,925,454 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,925,454 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,454 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on 27,609,341 Ordinary Shares issued and outstanding as of October 11, 2017 as provided in Exhibit 99.2 to the Issuer’s Form 6-K filed on October 13, 2017 and an additional 5,521,000 Ordinary Shares issued to PWM pursuant to the Share Exchange Agreement.

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Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the ordinary shares, par value $0.0001 per share (the “ Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Item 1. Security and Issuer.

This Schedule relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, People’s Republic of China (“PRC”).

The Issuer’s Ordinary Share, are listed on the NASDAQ Stock Market LLC under the symbol “CBPO.”

Item 2. Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1)	PW Medtech Group limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands and its principal business in investment holding (“PWM”);

2)	Cross Mark Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110 and its principal business in investment holding (“Cross Mark”); and

3)	Ms. Liu Yufeng, a New Zealand citizen (“Ms. Liu”, and together with Cross Mark and PWM, the “Reporting Persons”), whose business address is 15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong and principal occupation is the director of Cross Mark.

PWM is a public company listed on The Stock Exchange of Hong Kong Limited (1358.HK). As of the date hereof, (i) PWM is owned as to approximately 34.9% by Cross Mark, which is its single largest shareholder and deemed as its controlling shareholder under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and (ii) Cross Mark is wholly-owned by Ms. Liu.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of the Reporting Persons other than Ms. Liu as of the date hereof are set forth on Schedule A.

PWM is the record holder of certain Ordinary Shares described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 1, 2018, PWM acquired 5,521,000 Ordinary Shares (the “CBPO Shares”) at a deemed subscription price of approximately US$93.0 per Ordinary Share, in consideration of the transfer of the 80% equity interests in Tianxinfu (Beijing) Medical Appliance Co., Ltd. (“Tianxinfu”) indirectly held by PWM to CBPO, at a total value of approximately US$513.45 million.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the CBPO Shares reported herein for investment purposes. The Reporting Persons may, subject to the terms of the Share Exchange Agreement and the Investor Rights Agreement (as defined below), from time to time, make additional purchases of Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above and subject to the terms of the Investor Rights Agreement, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

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Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The information set forth in Item 6 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Share Exchange Agreement

On October 12, 2017, the Issuer and PWM entered into a share exchange agreement, as amended on December 29, 2017 (the “Share Exchange Agreement”), pursuant to which PWM subscribed for the CBPO Shares at a deemed subscription price of approximately US$93.0 per Ordinary Share, in consideration of the transfer of the 80% equity interests in Tianxinfu indirectly held by PWM to CBPO, at a total value of approximately US$513.45 million, on January 1, 2018.

Investor Rights Agreement

On January 1, 2018, the Issuer and PWM entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which (i) PWM is entitled to customary registration rights under the laws and regulations of the United States for purpose of the subsequent offer and sale of the CBPO Shares to the public; (ii) PWM is entitled to designate one director to the board of directors of the Issuer for as long as the shares of the Issuer beneficially owned by PWM represent at least 10% of the issued and outstanding share capital of the Issuer immediately after the closing (after taking into account of any subdivision, combination, consolidation, reverse share split or reclassification of ordinary shares of the Issuer or any dividend or distribution in ordinary shares of the Issuer occurred after the closing); (iii) PWM shall not, and shall cause its affiliates not to, directly or indirectly transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of any securities of the Issuer (any such occurrence, a “Transfer”) prior to the date that is three years following the closing of the Share Exchange Agreement (the “Lock-up Date”), without the prior written consent of the Issuer and PWM shall not, and shall cause its affiliates not to, Transfer any securities of the Issuer to any competitors of the Issuer (“CBPO Competitor(s)”) listed in the Investor Rights Agreement after the Lock-up Date, unless otherwise agreed by the Issuer in writing; (iv) for so long as PWM has the right to designate any director to the board of directors of Issuer, unless otherwise agreed by Issuer in writing, PWM shall not, and shall cause its affiliates not to (a) effect or participate in, including without limitation: (A) any acquisition of any securities or material assets of any CBPO Competitor; (B) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination with any CBPO Competitor; or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with any CBPO Competitor; (b) form any partnership, joint venture or other business entities with any CBPO Competitor; or (c) take any action that would have the effect of any of the transactions described in (a) or (b); and (v) until the Lock-up Date, PWM shall vote all shares of the Issuer beneficially owned by it in the manner recommended by the board of directors of the Issuer, provided that PWM is not required to take any actions that would (a) be inconsistent with the fiduciary duties of the directors of PWM under applicable laws; or (b) violate any applicable securities laws or stock exchange rules.

The foregoing description of the terms of each agreement above are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement dated January 10, 2018 by the Reporting Persons
Exhibit 2

Share Exchange Agreement by and between the Issuer and PWM dated October 12, 2017 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on October 13, 2017)

Exhibit 3

Amendment No. 1 to the Share Exchange Agreement, dated as of December 29, 2017, by and between the Issuer and PWM (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on December 29, 2017)

Exhibit 4	Investor Rights Agreement by and between the Issuer and PWM dated January 1, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on January 3, 2018)

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2018

PW MEDTECH GROUP LIMITED

By:	/s/ Jiang Liwei
	Name:	Jiang Liwei
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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Schedule A

PW Medtech Group Limited

Name	Business Address	Present Principal Employment	Citizenship
Yue’e Zhang	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Chairman and Executive Director of PWM	The United States
Jiang Liwei	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Executive Director and Chief Executive Officer of PWM	PRC
Lin Junshan	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Non-executive Director of PWM	PRC
Zhang Xingdong	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Independent Non-executive Director of PWM, professor at Sichuan University	PRC
Chen Geng	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Independent Non-executive Director of PWM, vice president of Peking University Resources (Holdings) Company Limited (0618.HK)	PRC
Wang Xiaogang	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Independent Non-executive Director of PWM	PRC
Hua Wei	1002–1003, Block C, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC	Vice President of PWM	PRC

Cross Mark Limited

Name	Business Address	Present Principal Employment	Citizenship
Liu Yufeng	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark	New Zealand
Pu Jue	15/F, BOC Group Life Assurance Tower, No. 136 Des Voeux Road Central, Hong Kong	Director of Cross Mark	St. Kitts and Nevis

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